March 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Beth Breslin, Esq., Office of Healthcare and Insurance

Re:	G1 Therapeutics, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted February 9, 2017

CIK No. 0001560241 (the “Registration Statement”)

Dear Ms. Breslin:

As we discussed on March 16, 2017, we are submitting this letter on behalf of G1 Therapeutics, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated March 6, 2017 (the “Comment Letter”) to Mark A. Velleca, M.D., Ph.D., President and Chief Executive Officer of the Company, relating to the above-referenced draft Registration Statement. Below is the disclosure that we would propose to include in an amended draft registration statement on Form S-1, if it is acceptable to the Staff.

For convenient reference, we have set forth below in italics the Staff’s comment as set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Business

Overview

Trilaciclib, page 84

Comment 1: We note your disclosure that there were no episodes of febrile neutropenia observed in the Phase 1b trilaciclib trials. Please disclose whether and to what extent you observed any other adverse events in these trials.

Response 1: In response to the Staff’s comment, the Company proposes to revise the disclosure to add the new language in bold text at the end of the following paragraph:

Trilaciclib

We have completed a Phase 1 clinical trial in 45 healthy volunteers in which trilaciclib was well tolerated with no dose limiting toxicities, or DLTs, or serious adverse events, or SAEs, reported. Trilaciclib also demonstrated dose-dependent increases in exposure, and we identified the pharmacologically active dose to support testing in cancer patients. We are currently evaluating trilaciclib in combination with chemotherapy in three randomized trials: two Phase 1b/2a trials in extensive-stage SCLC (one as first-line treatment and another as second/third-line treatment) and a third Phase 2 trial in metastatic TNBC. In the

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

March 17, 2017

two completed open-label Phase 1b parts of the SCLC trials, response rates and tolerability have compared favorably to historical chemotherapy-only trials. For example, in 17 evaluable patients in the Phase 1b part of the trial in first-line SCLC patients, we have seen an 88% response rate (including one complete response, or CR) and a clinical benefit rate of 94%. In historical chemotherapy-only trials, the response rates are approximately 50% and the CR rates are less than 1%. In the Phase 1b parts of these two trials, we treated 51 patients with over 250 cycles of trilaciclib and chemotherapy, and have not had a single episode of febrile neutropenia – one of the most common adverse consequences of these chemotherapy regimens. Further, there were no drug-related serious adverse events reported during the Phase 1b parts of these two trials. There were some adverse events reported involving fatigue and cytopenias, but those adverse events were less severe and less frequent than those generally reported in trials involving the use of chemotherapy alone.

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We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, Jonathan L. Kravetz or Caroline Gammill of this firm at (617) 542-6000 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates

Megan N. Gates

cc:	Securities and Exchange Commission

Mary Beth Breslin

Josh Samples

G1 Therapeutics, Inc.

Mark A. Velleca, M.D., Ph.D.

Gregory J. Mossinghoff

Jennifer K. Moses

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jonathan L. Kravetz

Caroline G. Gammill

Goodwin Procter LLP

Michael D. Maline

Edwin M. O’Connor